

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 18, 2014

Via E-mail
Andrew L. Guggenhime
Chief Financial Officer
Dermira, Inc.
2055 Woodside Road
Redwood City, California 94061

> **Re: Dermira, Inc.**
> **Amendment No. 1 to**
> **Draft Registration Statement on Form S-1**
> **Submitted August 1, 2014**
> **CIK No. 0001557883**

Dear Mr. Guggenhime:

We have reviewed your amended draft registration statement and have the following comment.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

Business
Intellectual Property, page 124

1. We note your response to our prior comment 25. However, your response does not provide all of the requested information. Please revise your discussion of material patents related to DRM04 and DRM01 to disclose:

    - the specific foreign jurisdictions in which you have issued patents or pending applications and the numbers of patents and patent applications associated with each jurisdiction; and
    - the expected expiration dates of your patent applications.

General

      If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

      Please contact Christina De Rosa at (202) 551-3577, Daniel Greenspan at (202) 551-3623 or me at (202) 551-3715 with any questions.

           Sincerely,

           /s/ *Daniel Greenspan for*

           Jeffrey P. Riedler
           Assistant Director

cc: Via E-mail
       Michael A. Brown, Esq.
       Fenwick and West LLP
       801 California Street
       Mountain View, CA 94041